SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 000-21742

                   Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                        England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Attached herewith as Exhibit 99.1 is a press release, dated November 14, 2011, whereby Subsea 7 S.A. (the “Company”) announced the award of a five year contract by Petrobras for the provision of a dedicated deepwater flexible pipelay vessel for operations offshore Brazil commencing H2 2014. The estimated contract value is approximately $500 million.

As a result of this award, the Company will construct a newbuild flexible pipelay vessel. Total costs, upon delivery, are expected to be approximately $350m and will be funded entirely from the Company’s existing cash resources.

The new vessel will have an overall length of 146 meters, a beam of 30 meters and a Class-2 dynamic positioning system. She will be equipped for transporting and installing flexible flowlines and umbilicals in water depths of up to 3,000 meters including: a Tiltable Lay System with a top-tension capability of 550 tonnes, two under-deck storage carousels, a large deck crane and two work-class remotely operated vehicles. Delivery is planned for H2 2014.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement of the awarded contract, statements as to the scope and location of our work thereunder, statements as to the Company’s intention to construct a new flexible pipelay vessel and the expected specifications, cost, source of funding and delivery date for the new flexible pipelay vessel.   The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.
Date: November 14, 2011	By:	/s/ Jean Cahuzac
		Name: Title:	Jean Cahuzac Chief Executive Officer